SAFETEK INTERNATIONAL, INC.
                                 23 Aminadav St.
                             Tel Aviv, Israel 67898



                                                  July 3, 2006



VIA EDGAR

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Safetek International, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-133952


Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Safetek International, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, July 5, 2006, or as soon thereafter as possible.

         We hereby acknowledge the following:

         o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                SAFETEK INTERNATIONAL, INC.


                                                By: /s/ Amnon Presler
                                                    ----------------------------
                                                Name:   Amnon Presler
                                                Title:  Chief Executive Officer